Exhibit 1

David L. Sokol

P.O. Box 4998

Jackson, WY 83001-4998

March 31, 2016

Middleburg Financial Corporation

Attention: Members of the Board of Directors

111 West Washington Street

Middleburg, Virginia 20117

Ladies and Gentlemen:

This letter follows my meeting yesterday with Joe Boling, John Lee and Gary Shook to discuss the future of Middleburg Financial Corporation (“MBRG”). As you know, I have been a shareholder of MBRG since 2009. I am MBRG’s largest shareholder, currently owning 2,103,008 shares (or approximately 30%) of MBRG’s outstanding common stock.

Based on our recent discussions regarding the financial performance of MBRG and prevailing market conditions impacting community banks (including increased competition for customers, costly regulatory compliance and general economic uncertainties), I would urge the Board of Directors to establish a special committee of independent directors to initiate a process to explore strategic alternatives to enable MBRG’s shareholders to realize the full value of their investment in MBRG. In the current competitive and regulatory environment, it is essential that banks of our size continue to grow in order to leverage operational and compliance costs across a larger platform. This is especially true for small local banks such as MBRG. I do not believe MBRG has demonstrated the ability to earn a return on average equity (ROAE) that is adequate to cover its cost of capital. By way of example, MBRG’s 2015 ROAE was 6.25%, while our cost of capital is likely in the 12% to 15% range. This means shareholders of MBRG are not being adequately compensated for the risk they are taking in owning the stock.

I believe the time has come for the Board to take advantage of current M&A market conditions to enable its shareholders to realize the intrinsic value of MBRG. Maintaining the status quo is unacceptable.

Sincerely,

/s/ David L. Sokol

David L. Sokol